ТР Элемтэ Министрлыгы

«КАЗАН ШӘҺӘРЕ
ТЕЛЕФОН ЧЕЛТӘРЕ» АЖ

420061,г.Казань,ул.Н.Ершова,55Е



Министерство связи РТ

ОАО «КАЗАНСКАЯ ГОРОДСКАЯ
ТЕЛЕФОННАЯ СЕТЬ»

Тел 73-08-08, факс 95-15-50

ИНН 1653007966, р/с 40702810545020010406 и, БИК 049205805,
Кор/с 30101810000000000805, Код по КПО 01150782

Дата 11.06.03 № 89

На № ________ от ________



03024765

EXEMPTION # 82-4754

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

SUPPL

03 JUL 22 7:21

The U.S. Securities & Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kazan City Telephone Network (file # 82-4754)

Dear Sirs:

On behalf of Kazan City Telephone Network (the Company), a company incorporated in the Russian Federation, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

1. QUATERLY REPORT BY ISSUER OF SECURITIES Open Joint Stock Company 2003, 1 QUARTER.

Yours truly,
General Director
Fahriev A.M.


ИНН
1653007966
Р 100408/02
ГТС

dw 7/22

«Approved»

by Board of Directors
Open Joint Stock Company «Kazanskaya Gorodskaya Telephonaya Set» (Kazan GTS)
Minutes № 19 dated of 05.05.2003

The chairman of board of directors
R.T. Minister of Communications R.G. Zalyalov _____________
(Signature)

Seal

QUARTERLY REPORT
BY ISSUER OF SECURITIES

2003 I QUARTER

Open Joint Stock Company
«Kazanskaya Gorodskaya Telephonaya Set»

Issuer code : 55110-D
Place of location: Republic of Tatarstan
Mail address: 55-e, N. Ershov Str., Kazan, 420061

« Information exposed in present Quarterly Report is liable for disclosure in accordance with law on securities of the Russian Federation.»

General Director A. M. Fahriev _____________

Chief Accountant L.V. Tyugaeva _____________

5.05.2003

Contact person: ***Elvira R. Akhmadullina***
Position: ***Engineer SC dpt.***
Tel: ***(8432) 72-63-93***
Fax: ***(8432) 72-23 -21***
E-Mail: ***elia@gts.kazan.su***

Changes in the quarterly report for 2003 first quarter.
A. DATA ON ISSUER

32. Number of personnel.

The number of personnel including branches and representations for the reported period constitutes 1 041 people

35. Plans of future activity of the issuer.

The mission of OAO " Kazan GTS " is granting qualitative and accessible telephone services to hundreds thousands of Kazan residents. Wide scale program of construction of new and modernizing old stations is developed and will be implemented. That will make the cable communication system accessible for residents of urban regions and near suburbs of the capital of the Republic.

Except for traditional telephone services the further development of ISDN service, data transfer and telematic services, IP - telephony, high-speed access to internet and other is planned.

Another perspective project of OAO " Kazan GTS " is creation in Kazan a wide-band data network of general use based on xDSL technology. This project will be implemented with the purposes of meeting the demands of any organizations, enterprises, companies of Kazan or their customers in creation of departmental networks, and for granting to the individuals and legal entities wide-band access to internet.

Also within the framework of this project the customers will be offered the newest telecommunication services:

- Access to multimedia (audio/video broadcasts, video by the request, interactive television et. c.);

- Access to special informational and referential resources;

- Access to systems of electronic commerce, remote training, tele- medicine, electronic entertainments et. c.

42. Essential facts (event, action), having a place in accounting quarter.

Date of occurrence of the fact (event, action): ***5.01.2003***

Code ***1355110D05012003***

On December 30, 2002 the Company Board of directors has accepted the following decisions:
To accept the decision on issue and prospectus of issue of OAO "Kazan GTS" nominal non-documentary telephone loan series 08 bonds.

7 members of board of directors were present at the meeting, the quorum for acceptance of the decision is present. The decision is accepted unanimously,.

Date of occurrence of the fact (event, action): ***24.01.2003***

Code ***0455110D24012003***

The name, place and mail address of the legal entity: OAO "Management company "Elemte-Garant", 11, Tatarstan Str., Kazan, 420021, Tatarstan

Share of the issuer in the charter capital of the legal entity:

- Before change –6.67%.

- After change – 9.34 %

The date, when the change in charter capital took place: 24.01.2003

Date of occurrence of the fact (event, action): ***14.02.2003***

Code ***1555110D14022003***

Type of securities: The nominal documentary coupon series B to bearer bond, coupon 5
Date of drawing up the list of shareholders having the right to receive income -14.02.2003

Date of occurrence of the fact (event, action): ***15.01.2003***

Code ***0455110D15012003***

The name, place and mail address of the legal entity: ZAO "IC "Elemte", 3, Rahmatullina Str., Kazan, 420503, Tatarstan

Since ZAO "IC "Elemte" raised its' charter capital, the share of OAO "Kazan GTS" in charter capital of legal entity has changed and has made
- Before change –18,89 %.
- After change – 11,89 %
The date, when the change in charter capital took place: 15.01.2003

Date of occurrence of the fact (event, action): *27.02.2003*
Code *1155110D27022003*
Type of securities: The nominal documentary coupon series B to bearer bond, coupon 5
Date of charging the income under the bonds: the list is drawn up as of 14.02.2003
Date of coupon income payment: 27.02.2003
Size of interest charged on one bond: 17,54 % annual.
Total of the bonds, on which the income is charged: 300 000 pieces
Type of payment: money
Date of occurrence of the fact (event, action): *25.02.2003*
Code *0655110D25022003*
The name, place and mail address of the legal entity: GUP "Tatarstan pochtasy", 14/2, building # 4, Staraya Basmannaya Str., Moscow, 103064
The date, when the change took place 25.02.2003
Circumstances that caused the change: buying of OAO "Kazan GTS" telephone loan non-documentary coupon series 09 to bonds in amount of 10000 pieces, which makes 100% of the issue

B.DATA ON ISSUER'S ECONOMIC ACTIVITY

47. Facts resulted in increase or decrease of the Issuer's assets by more than 10 %.

Date of occurrence of the fact (facts):
The description: the increase of assets has taken place because of growth of the incompleted construction due to the beginning of a year (purchase of the equipment), and growth of debts receivable and short-term financial investments (the issue of the telephone loan bonds for the sum of 45 mln. rbl is registered.).
Absolute change of size of assets on end date of an accounting quarter in comparison with size of assets of the issuer on end date of a quarter prior to the accounting one: 87 473 thousand rbl.

The amount of Issuer's assets on the end date of prior to the reported quarter : ***846 613 thousand roubles***
The amount of assets of the Issuer on the end date of the reported quarter: ***934 086 thousand roubles***

Facts resulted in increase or decrease of the Issuer's assets by more than 10 % in IV quarter of 2002.
No such facts

The amount of Issuer's assets on the end date of III quarter of last year : ***613 509 thousand roubles***
The amount of Issuer's assets on the end date of IV quarter of last year: ***658 551 thousand roubles***

48. Facts resulted in increase of the Issuer's profits (losses) for the reported period by more than 20 % compared with the previous quarter.

Date of the fact (facts):
Description: ***The reduction of the profit in the first quarter has taken place because of reduction of revenue and reduction of the incomes from the installment payment due to reduction of installed telephones.***

Absolute change of the profit (losses) for the accounting quarter in comparison with profit (loss) of the issuer for a quarter prior to that: -28 163 thousand rbl.

54. Financial investments of the issuer.

INFORMATION on financial investments of the issuer on the end date of the reported quarter

Parameter	Amount of investments at the end of the reported quarter (thsnd. rbl.)		
	Short-term (less than 1 year)	Long term (more than 1 year)	Total
Investments in State securities of Russia Federation	-	-	-
Investments in State securities of Russia Federation regions	-	-	-
Investments in municipal securities of	-	-	-
Investments in shares of other organizations	-	16 026	16 026
Investments in bonds and other debentures	-	-	-
Other loans	-	-	-
Investments in affiliates of the issuer	-	-	-
Investments in subsidiaries of the issuer	-	-	-

The financial investments in organizations, which are liquidated by the legislation of Russian Federation

Name of the organization	Date of liquidation	Body, accepted the decision on liquidation	Amount of investments (thsnd. rbl.)
none		-	-
Total			-

The financial investments in organizations, which are declared bankrupts by the legislation of Russian Federation

Name of the organization	Date of liquidation	Body, accepted the decision on liquidation	Amount of investments (thsnd. rbl.)
none		-	-
Total			-

Amount of the assets of the issuer at the end date of the reported quarter (thsnd. rbl.)	934 086

C.DATA ON ISSUER'S SECURITIES

57. Data on issuer's bonds

Ordinal number of the issue: 11
Series: 09
Type: coupon
Type of securities: nominal, non-documentary
Nominal value of one issued security: 4500 rbl
Quantity of issued securities: 10000
Issue total volume : 45 000 000

Information on state registration of the issue:
Date of registration: ***4.02.2003***
Registration number: ***4-11-55110-D***
Body responsible for registration : FKSB of Russia

Method of distribution: closed underwriting
Period of distribution: from 14.02.2003 till 25.02.2003

Current condition of the issue: distribution is finished
Number of actually distributed securities in accordance with the

registered report on issue's results: 10000

Information on state registration of the report on the results of the issue:
Registration date: ***31.03.2003***
Body responsible for registration : FKSB of Russia

Restrictions in the issue's securities circulation (if any):
None

Market information on issued securities:
Securities are traded only at over-the-counter market for individuals.
Period of circulation of securities: from 5.02.2003 till 1.06.2005

The income under the bonds of the issue:
In percentage of a nominal value: 1 % of nominal value is paid to the holder of the bond under each bond of the issue.
Other property equivalent on one bond (rbl): not stipulated.
Other income and rights under the bonds of the issue: granting of unscheduled access to a telephone network, installation of the telephone.
Period of settlement: from 01.06.2005 till 30.06.2005

- Terms and order of settlement of the bonds.

The settlement of the bonds is made by payment of a nominal value of the bonds in Russian roubles

Starting date of advance settlement of the issued bonds: advance settlement of the bond is made by granting unscheduled access to a telephone network from one user's number by the conclusion of the agreement on rendering telephone service. Starting date of advance settlement of the bonds of the issue: the next working day after a day of state registration of the report on the results of the issued securities.

- Condition and order of advance settlement of the bonds of the issue.

The advance settlement of the issued bonds is made in the form of granting unscheduled access to a telephone network from one user's number by the conclusion of the agreement on rendering telephone service. Cost of advance settlement of the bond is equal to a nominal value of the bond. The unscheduled access to a telephone network is granted by the issuer of the bonds. In case of unavailability of installation of the telephone at the address, indicated by the holder of the bond, the advance settlement of the bond is made in the money form.
Condition of advance settlement of the bond by granting unscheduled access to a telephone network is the technical availability of installation of the telephone at the address, indicated by the holder of the bond.
Technical availability of installation of the telephone is determined by the issuer depending from:
· availability of free number capacity at the telephone exchange in a zone of installation;
· availability of a free user line in a trunk cable in a zone of address installation;
· availability of a free user line in a distributive cable in a zone of address installation.